UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
BRL 600,000,000 5.00 per cent. Notes due 27 January 2025
(payable in United States Dollars)

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 25 January 2021

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("**BRL**") 600,000,000 5.00 per cent. Notes due 27 January 2025 (payable in United States Dollars) (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 25 January 2021 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 25 January 2021 (the "**Purchaser's Confirmation**") provided by BNP Paribas pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), BNP Paribas has agreed to purchase the Notes. The obligations of Standard Chartered are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	97.40%	N/A	97.40%
Total	BRL 584,400,000[1]	N/A	BRL 584,400,000[1]

(1)   Payable in U.S. dollars in the amount of USD 110,033,442.21.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

BNP Paribas has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, the upfront fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 25 January 2021.
        (iii) The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Supplementary Offering Circular dated 22 July 2019.**
        (iii) The Pricing Supplement dated 25 January 2021.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

(ref: MTN 21/014)

PURCHASER'S CONFIRMATION

25 January 2021

To: European Bank for Reconstruction and Development

Attention: Giulia Franzutti

Dear Sirs,

European Bank for Reconstruction and Development
BRL 600,000,000 5.00 per cent. Notes due 27 January 2025 (payable in United States Dollars) (the "Notes") issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes (the "Programme")

We hereby confirm the following agreement for the issue to us of Notes under the Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisors to the Issuer in connection with the necessary United States filing;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   The provisions of Clause 3.2.6 of the programme agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of Notes.

In order to permit the Issuer to file with U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

The net proceeds of the issue are USD 110,033,442.21 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear SA/NV, account number 9929.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)   we (the "**Manufacturer**") acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b)   we note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the following Pricing Supplement.

BNP Paribas



By: _____
       Authorised signatory

By: _____
       Authorised signatory

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"), and eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("COBS") and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA ("UK MiFIR"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of UK MiFIR. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR..

PRICING SUPPLEMENT

25 January 2021

European Bank for Reconstruction and Development
BRL 600,000,000 5.00 per cent. Notes due 27 January 2025 (payable in United States Dollars) (the "Notes") issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the Issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian Real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States Dollars ("**USD**"), subject to the provisions set out in the Annex hereto
2	Nominal Amount:	BRL 600,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	27 January 2021
5	Issue Price:	97.40 per cent. of the Nominal Amount
6	Maturity Date:	27 January 2025, subject to adjustment in accordance with the Business Day Convention

			specified below and the provisions set out in the Annex hereto
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		BRL 5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		27 January 2021
	Fixed Rate Notes:		
16	(a)	Fixed Rate(s) of Interest:	5.00 per cent. per annum payable annually in arrear, equal to BRL 250 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, subject to the provisions set out in the Annex hereto.
	(b)	Fixed Interest Date(s):	27 January in each year from and including 27 January 2022 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below and the provisions set out in the Annex hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360

(f)	Business Day Convention:	Modified Following Business Day
(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Brazil (as defined in the Annex hereto) shall be the principal financial centre. London and New York City shall be additional business centres.
(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, Brazil (as defined in the Annex hereto) shall be the principal financial centre. London and New York City shall be additional business centres, subject to the provisions set out in the Annex hereto.
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, payable in USD and subject to the provisions set out in the Annex hereto.
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom

28	Date of Syndication Agreement:	None
29	Stabilising Manager(s)	None
30	Additional selling restrictions:	**The Federative Republic of Brazil:**

The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobiliários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	228982890
	ISIN Code:	XS2289828902
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be listed on the Official List of the UK Financial Conduct Authority and admitted to trading on the Main Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable

| 36 | Additional Information: | The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith. |
| 37 | Total Commissions: | None |

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "UK MiFIR product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be listed on the Official List of the UK Financial Conduct Authority and admitted to trading on the Main Market of the London Stock Exchange with effect from 27 January 2021 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Ltd. ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which are expected to be BRL 584,400,000 but payable in USD in the amount of USD110,033,442.21) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	BRL 584,400,000 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 110,033,442.21).
(iii)	Estimated total expenses:	£10,000

6 **YIELD**

Indication of yield:	5.74 per cent. per annum
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of

future yield.

7   **HISTORIC INTEREST RATES**

Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

ANNEX
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and the Final Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Early Redemption Date (if any) or the Maturity Date (subject to the disruption event provisions below), as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination / Reference Rate on the applicable Rate Fixing Date rounded to the nearest USD 0.01 with USD 0.005 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on the relevant Fixed Interest Date (subject to disruption event provisions below) and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Fixed Interest Amount / Reference Rate on the applicable Rate Fixing Date rounded to the nearest USD 0.01 with USD 0.005 being rounded up

The Calculation Agent shall notify the Issuer, the Agent (and the Ageny shall notify the Noteholders) of its determination of the Early Redemption Amount, the Final Redemption Amount and Fixed Interest Amount payable on the Early Redemption Date (if any) or the Maturity Date or the Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than the Business Day immediately following the relevant Rate Fixing Date).

If the Reference Rate is not available for any reason, as published on Reuters page "BRLUSDPTAX= CBBR" or on any successor page or on the web site of the Central Bank of Brazil (https://www.bcb.gov.br/en) on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent (which shall promptly inform the Noteholders) of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i)   the day falling five (5) Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii)   the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If on the tenth (10th) Business Day following determination of the occurrence of a Price Source Disruption Event the Reference Rate is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of USD per one BRL) from four Reference Dealers (as defined below) as the Calculation Agent is able to obtain for the sale of BRL and the purchase of USD at or about 1:15 p.m. São Paulo time on the applicable Rate Fixing Date for settlement two (2) Brazil Business Days thereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro and Brasilia;

"**Brazil Business Day**" means a day (other than a Saturday and a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Brazil;

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Brazil;

8

"**Calculation Agent**" means BNP Paribas in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 26 January 2006 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to BNP Paribas as Calculation Agent in respect of the Notes.

"**Postponed Early Redemption Date**" means the tenth (10th) Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth (10th) Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth (10th) Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means, in respect of the Maturity Date, the Fixed Interest Date and the Early Redemption Date (if any), the date that is five (5) Business Days prior to each such date, as applicable. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the day which is five (5) Business Days before the applicable Postponed Fixed Interest Date, Postponed Early Redemption Date (if any) or Postponed Maturity Date as applicable;

"**Reference Dealers**" means leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means, in respect of a Rate Fixing Date, the closing USD/BRL offered foreign exchange rate for USD, expressed as the number of BRL per one USD, as reported by Banco Central do Brasil on its website (www.bcb.gov.br; see "Cotações e boletins"), or any succeeding rate source, by approximately 1:15 p.m. Sao Paulo time on such Rate Fixing Date and as published on Reuters Screen "BRLUSDPTAX= CBBR" Page (or such other page or services as may replace that page to be used for the purpose of obtaining the reference rate), provided that in the event of any inconsistency between such rate on Banco Central do Brasil's website and such rate on Reuters Screen "BRLUSDPTAX= CBBR" Page, the closing USD/BRL offered foreign exchange rate published on Banco Central do Brasil's website shall prevail.